Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

The Bank of N.T. Butterfield & Son Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G0772R208

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0772R208	Schedule 13G	Page 1 of 17

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,632,569
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,632,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,569
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G0772R208	Schedule 13G	Page 2 of 17

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,632,569
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,632,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,569
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person PN

CUSIP No. G0772R208	Schedule 13G	Page 3 of 17

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,632,569
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,632,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,569
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G0772R208	Schedule 13G	Page 4 of 17

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Quebec
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,632,569
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,632,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,569
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person OO (Québec société en commandit)

CUSIP No. G0772R208	Schedule 13G	Page 5 of 17

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,632,569
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,632,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,569
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person PN

CUSIP No. G0772R208	Schedule 13G	Page 6 of 17

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,632,569
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,632,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,569
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person PN

CUSIP No. G0772R208	Schedule 13G	Page 7 of 17

1	Names of Reporting Persons Carlyle Financial Services, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,632,569
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,632,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,569
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person OO (Cayman Islands Exempt Company)

CUSIP No. G0772R208	Schedule 13G	Page 8 of 17

1	Names of Reporting Persons TCG Financial Services, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,632,569
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,632,569
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,632,569
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person PN

CUSIP No. G0772R208	Schedule 13G	Page 9 of 17

1	Names of Reporting Persons Carlyle Global Financial Services Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,130,063
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,130,063
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,130,063
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 13.4%
12	Type of Reporting Person PN

CUSIP No. G0772R208	Schedule 13G	Page 10 of 17

1	Names of Reporting Persons CGFSP Coinvestment, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizen or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 502,506
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 502,506
9	Aggregate Amount Beneficially Owned by Each Reporting Person 502,506
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.9%
12	Type of Reporting Person PN

CUSIP No. G0772R208	Schedule 13G	Page 11 of 17

ITEM 1.	(a)	Name of Issuer:

The Bank of N.T. Butterfield & Son Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

65 Front Street, Hamilton, HM 12, Bermuda

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.
The Carlyle Group L.P.
Carlyle Holdings II GP L.L.C.
Carlyle Holdings II L.P.
TC Group Cayman Investment Holdings, L.P.
TC Group Cayman Investment Holdings Sub L.P.
Carlyle Financial Services, Ltd.
TCG Financial Services, L.P.
Carlyle Global Financial Services Partners, L.P.
CGFSP Coinvestment, L.P.

	(b)	Address or Principal Business Office:

The business address of each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., and Carlyle Holdings II L.P. is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505. The address for each other Reporting Person is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

	(c)	Citizenship of each Reporting Person is:

Each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., and Carlyle Holdings II L.P. is organized in the state of Delaware. Each of the other Reporting Persons is organized in the Cayman Islands.

	(d)	Title of Class of Securities:

Common shares, BM$0.01 par value per share (“Common Shares”).

CUSIP No. G0772R208	Schedule 13G	Page 12 of 17

(e) CUSIP Number:

G0772R208

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of December 31, 2016, based upon 53,248,307 Common Shares outstanding as of September 30, 2016.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	7,632,569	14.3%	0	7,632,569	0	7,632,569
The Carlyle Group L.P.	7,632,569	14.3%	0	7,632,569	0	7,632,569
Carlyle Holdings II GP L.L.C.	7,632,569	14.3%	0	7,632,569	0	7,632,569
Carlyle Holdings II L.P.	7,632,569	14.3%	0	7,632,569	0	7,632,569
TC Group Cayman Investment Holdings, L.P.	7,632,569	14.3%	0	7,632,569	0	7,632,569
TC Group Cayman Investment Holdings Sub L.P.	7,632,569	14.3%	0	7,632,569	0	7,632,569
Carlyle Financial Services, Ltd.	7,632,569	14.3%	0	7,632,569	0	7,632,569
TCG Financial Services, L.P.	7,632,569	14.3%	0	7,632,569	0	7,632,569
Carlyle Global Financial Services Partners, L.P.	7,130,063	13.4%	0	7,130,063	0	7,130,063
CGFSP Coinvestment, L.P.	502,506	0.9%	0	502,506	0	502,506

Carlyle Global Financial Services Partners, L.P. is the record holder of 7,130,063 Common Shares. CGFSP Coinvestment, L.P. is the record holder of 502,506 Common Shares.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of each of Carlyle Global Financial Services Partners, L.P. and CGFSP Coinvestment, L.P.

CUSIP No. G0772R208	Schedule 13G	Page 13 of 17

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G0772R208	Schedule 13G	Page 14 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2017

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. G0772R208	Schedule 13G	Page 15 of 17

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Daniel D’Aniello
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

TCG FINANCIAL SERVICES, L.P.
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

CUSIP No. G0772R208	Schedule 13G	Page 16 of 17

CARLYLE GLOBAL FINANCIAL SERVICES PARTNERS, L.P.
By: TCG Financial Services, L.P., its general partner
By: Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

CGFSP COINVESTMENT, L.P.
By: TCG Financial Services, L.P., its general partner
By: Carlyle Financial Services, Ltd., its general partner

By	/s/ Ann Siebecker
Name:	Ann Siebecker
Title:	Authorized Person

CUSIP No. G0772R208	Schedule 13G	Page 17 of 17

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement.